Filed by First Place Financial Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: First Place Financial Corp.

Commission File No.: 0-25049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 12, 2006

Date of report (Date of earliest event reported)

FIRST PLACE FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-25049	34-1880130
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

185 E. Market Street, Warren, OH 44481

(Address of principal executive offices)

(330) 373-1221

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure and Item 8.01 Other Material Events

On May 12, 2006, The Northern Savings and Loan Company, an Ohio-chartered savings association (“Northern”) began mailing a letter to its shareholders regarding the pending acquisition of Northern by First Place Financial Corp., a Delaware corporation (“First Place”). This letter is attached as Exhibit 99.1 and is incorporated herein by reference. The text of this letter will also be included as a paid advertisement in the Sunday May 14, 2006, editions of the Lorain, Ohio, Morning Journal and the Elyria, Ohio, Chronicle-Telegram. The advertisement is attached as Exhibit 99.2 and is incorporated herein by reference.

The pending acquisition of Northern by First Place was publicly announced on January 27, 2006 when First Place, Northern and First Place Bank, a federal savings association entered into the Agreement and Plan of Merger. The consummation of the merger is subject to the approval of Northern’s shareholders and regulatory authorities and the satisfaction of other customary closing conditions. The acquisition of Northern is expected to take place in June of 2006.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	A letter to Northern’s shareholders regarding the pending acquisition of Northern by First Place.

99.2	A newspaper advertisement regarding the pending acquisition of Northern by First Place.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PLACE FINANCIAL CORP.

Date: May 12, 2006	By:	/s/ Paul S. Musgrove
Paul S. Musgrove
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	A letter to Northern’s shareholders regarding the pending acquisition of Northern by First Place.

99.2	A newspaper advertisement regarding the pending acquisition of Northern by First Place.